May 09, 2001



United States Securities and Exchange Commission
Washington, DC 20549-0404

Re: ProHealth Laboratories, Inc.; Form 10-QSB for the period ending March 31, 2000 filed on May 4, 2001,

         File No. 2-90519
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Dear Madam or Sir:

         The purpose of this letter is to request the withdrawal of the afore-referenced quarterly statement filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Please withdraw the referenced filing as the corporate name was not accurately reflected. Thank you for your assistance.

                                                     Very truly yours,


                                                      /s/ Glenn Little
                                                     -----------------
                                                     Glenn Little
                                                     President